Exhibit 99.62

For Immediate Release	September 29, 2020

The Valens Company Launches Cannabis-Infused Beverage Containing 10mg of THC in Partnership with A1 Cannabis

Kelowna, B.C., September 29, 2020 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products, today announced the launch of a new higher potency cannabis-infused beverage, Summit 10, under a white label agreement with A1 Cannabis Company (a subsidiary of Iconic Brewing) (“A1 Cannabis” or “A1”).

Summit 10, a lemonade iced tea containing 10mg of THC, is the third addition to The Valens Company and A1’s line of cannabis-infused beverages. Available in a 355ml bottle, Summit 10 differentiates from the previously released 2.5mg THC-infused Summit beverage, with a flavour profile of citrus and black tea and a higher potency level. Summit 10 was developed using SōRSE by Valens emulsion technology and is designed for consumers seeking a higher dosage product with faster observed onset times and reduced offset times, housed in a resealable bottle for convenient and controlled consumption.

Earlier this year, The Valens Company introduced its first line of cannabis infused beverages in partnership with A1 Cannabis – Basecamp, a CBD-forward iced tea, and Summit, a THC-forward citrus-flavoured water. Both have quickly gained popularity in the Canadian cannabis-infused beverage market, receiving acclaim for their differentiated taste and customizable dosing from the industry and consumers alike.

“As an anticipated addition to A1’s cannabis-infused beverage line, we bring Summit 10 to the Canadian market, a reimagined THC-forward formulation with more potency and differentiated taste, but with the same quality consumers have come to favour in Summit,” said Tyler Robson, Chief Executive Officer of The Valens Company. “As the Canadian cannabis-infused beverage market matures, it is our commitment to continue to innovate and differentiate for our partners using SōRSE by Valens, but also reinvent trusted products that offer customizable experiences in various potency levels and taste profiles to meet a wide range of consumer preferences. We are thrilled to launch Summit 10 as part of our continued collaboration with A1 Cannabis to introduce new products and increase our collective market share in the rapidly growing beverage segment in Canada.”

Summit 10 is expected to first launch in mid-October in Alberta online and at select retailers, with British Columbia and Ontario to follow shortly after. The Valens Company and A1 Cannabis also expect to release a zero sugar Summit 10 beverage this fall.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

About A1 Cannabis Company (a subsidiary of Iconic Brewing Company)

Headquartered in Toronto, Ontario, Iconic Brewing Company has current beverage alcohol distribution across Canada and has quickly emerged as a leader in Canada’s “Better For You” beverage alcohol space, with brands such as Cottage Springs Vodka Soda and Liberty Village Dry Cider. Iconic Brewing has leveraged this success to create A1 Cannabis Company. Founded on the same principles, A1 Cannabis Company shares the same mission: to create better-for-you cannabis products, built for the healthy and active consumer.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

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